The Law Office of Stephen E. Rounds
1544 York Street, Suite 110
Denver, Colorado USA 80206
Tel. 303.377.4748 Fax 303.377.0231
 sercounsel@msn.com
Admin. Office T. 307.856.2467 F. 307.857.0319
sra@wyoming.com

January 19, 2007

Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-2001

Attn: Jason Wynn

Re:  U.S. Energy Corp.
Form S-3/A
File No. 333-137139

Form S-3/PEA
File No. 333-134800

Dear Commissioners:

On behalf of U.S. Energy Corp. (the “company”), we file pre-effective Form S-3/A (333-137139) and post-effective amendment Form S-3/A. (333-134800). Hard copies of the filing and this letter are being sent to Jason Wynn by Federal Express (Mail Stop 7010).

Comment. We have received only one (oral) comment on the Form S-3/A (333-137139), to the effect that shares underlying warrants held by selling security holders Bourne Capital, LLC and Tsunami Partners L.P. cannot be registered for resale in another registration statement (i.e., the Form S-3, 333-134800).

Response. After discussions with Jason Wynn, we are filing two amendments in response to the comment:

•
Post-effective amendment Form S-3/A (333-134800), wherein there are no longer registered for resale any shares or shares under warrants held by Bourne and Tsunami. The fee calculation page has been changed to reflect the reduction in number of securities covered.

and

•
Pre-effective Form S-3 (333-137139). In respect of Bourne and Tsunami, there are no changes in the number of shares and shares under warrants held by such persons. The paragraph in the prior filing of this registration statement, which referred to dual registration, has been deleted.

Securities and Exchange Commission
Division of Corporation Finance
January 19, 2007

Other Changes Company disclosures in both registration statements have been updated to reflect recent Form 8-K filings. In regards to a late December Form 8-K, a new risk factor has been added for dilution if the registrant closes a planned transaction to acquire the minority shares of public affiliate Crested Corp. not now owned by the registrant, and merge the target into the registrant. No agreement is yet in place for this transaction.

In addition, disclosure about the arrangement with Cornell Capital Partners L.P. in the earlier S-3 (333-134800) has been deleted, because that arrangement has been terminated and reported on Form 8-K.

Other changes have been made in this post-effective amendment filing (333-134800) to conform risk factors and summary information to the disclosures in the pre-effective amendment (333-137139). All changes are noted in the Edgar filing. Only substantive changes are noted in the hard copies sent to Mr. Wynn.

Please advise the undersigned if the staff has any questions.

Yours Sincerely,

/s/Stephen E. Rounds

cc:  U.S. Energy Corp.